Exhibit 99.4

theScore Files Circular for Special Meeting of Shareholders to

Approve Acquisition by Penn National

Special Meeting to be held October 12, 2021

Acquisition expected to close in Q4 2021

TORONTO, ONTARIO – September 13, 2021 – Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”) is pleased to announce that the Company has filed its management information circular (the “Circular”) for the special meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held on Thursday, October 12, 2021 to approve the previously announced acquisition of theScore by Penn National Gaming, Inc. (“Penn National”) by way of a plan of arrangement (the “Arrangement”).

Under the terms of the Arrangement, an indirect wholly-owned subsidiary of Penn National (“Exchangeco”) will acquire all of the outstanding Class A Subordinate Voting Shares of the Company and all of the Special Voting Shares of the Company (together, “Company Shares”) for consideration per Company Share of 0.2398 of a share of Penn National common stock (each full share, a “Penn Share”) and US$17.00 in cash (the “Consideration”), all as more particularly described in the Circular.

Eligible Canadian shareholders will be able to elect to receive, at any time prior to 5:00 p.m. (Toronto time) on October 12, 2021 (the “Election Deadline”), shares of Exchangeco (“Exchangeable Shares”) in lieu of the Penn Shares to which they would otherwise be entitled. Each whole Exchangeable Share will be exchangeable for one whole Penn Share, subject to adjustment. All Shareholders will be entitled to elect, at any time prior to the Election Deadline, to receive the cash portion of the Consideration in Canadian dollars rather than U.S. dollars. The terms of the Exchangeable Shares and each of the elections are more fully described in the Circular.

Recommendation of theScore’s Board of Directors

The Board of Directors of theScore (the “Board”) has unanimously determined that the Arrangement is in the best interests of theScore and is fair to the Shareholders. The Board is unanimously recommending that Shareholders vote FOR the special resolution to approve the Arrangement. The reasons for the Board’s recommendation and some of the key factors it considered in making its determination are described in detail in the Circular.

Voting at Virtual Meeting of Shareholders

The Meeting is scheduled for Thursday, October 12, 2021 at 11:00 a.m. (Toronto time). The Company will be holding the Meeting in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/MTQMUXR. During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed proxyholders will be able to submit questions and vote at the Meeting. The Circular provides important and detailed instructions about how to participate at the virtual Meeting.

The Circular, form of proxy, voting instruction form and letter of transmittal for the Meeting are expected to be mailed to registered Shareholders on Friday, September 17, 2021 and contain important information with respect to how registered and beneficial Shareholders may vote at the Meeting. The Circular and related materials are also available on theScore’s website at www.scoremediaandgaming.com as well as under theScore’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Only Shareholders of record as of the close of business (Toronto time) on September 7, 2021 (and persons they duly appoint by proxy) are entitled to vote at the Meeting. The deadline for completed proxies to be received by the Company’s transfer agent is Thursday, October 7, 2021 at 11:00 a.m. (Toronto time).

Receipt of Interim Court Order

On September 10, 2021, the Supreme Court of British Columbia (the “Court”) granted an interim order in respect of the Arrangement (the “Interim Order”). The Interim Order authorizes theScore to proceed with various matters relating to the Arrangement, including the holding of the Meeting for Shareholders to consider and vote on the Arrangement.

Update on the Closing of the Arrangement

Subject to Shareholders’ approval, the final approval of the Arrangement by the Court and the satisfaction of the remaining conditions, including the receipt of certain regulatory approvals, the Arrangement is now expected to close in the fourth quarter of 2021.

Amendment to the Arrangement Agreement and Plan of Arrangement

On September 10, 2021, the Company, Penn National and Exchangeco agreed to amend the arrangement agreement dated August 4, 2021 among such parties and the plan of arrangement for the Arrangement to, among other things, provide for an amalgamation of the Company and an indirectly wholly-owned subsidiary of Penn National as a step in the Arrangement and related matters. A copy of the amending agreement is available under theScore’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the plan of arrangement, as amended, is attached as Appendix “A” to the Circular.

Shareholder Questions and Assistance

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact the Company’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-302-5677 (toll-free in North America) or at 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

About Score Media and Gaming Inc.

theScore empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Information

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding the Arrangement and the expected closing thereof, the potential benefits to theScore, Shareholders and Penn National from the Arrangement, the holding of the Meeting and the timing thereof, and the timing of mailing of the Circular and related materials. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business as well as the expected completion of the Arrangement and the timing thereof. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the COVID-19 pandemic on general economic conditions, capital markets, unemployment, consumer spending and the Company’s liquidity, financial condition, supply chain, operations and personnel; (b) the closing of the Arrangement may be delayed or may not occur at all, for reasons beyond the Company’s control; (c) the requirement to satisfy the closing conditions in the agreement with Penn National and Exchangeco, including receipt of regulatory approvals and the approval of the Shareholders; (d) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the Arrangement; (e) the ability of the Company or Penn National to retain and hire key personnel; (f) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of theScore and Penn National to terminate the agreement between the companies; and (g) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. theScore does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

For more information, please contact:

Investor Relations:

Alvin Lobo

Chief Financial Officer

ir@thescore.com

416-479-8812

Richard Land, James Leahy

JCIR

scr@jcir.com

212-835-8500

General Media Inquiries:

Daniel Sabreen

Director, Communications

dan.sabreen@thescore.com

917-722-3888 ext. 706